Exhibit 99.1
Exhibit 99.1

1. Condensed half-year consolidated financial statements	2

Consolidated balance sheets - assets	2

Consolidated balance sheets - equity and liabilities	3

Consolidated income statements	4

Consolidated statements of comprehensive income	5

Consolidated statements of changes in equity	6

Consolidated statement of cash flows	8

Notes to the condensed half-year consolidated financial statements as of June 30, 2025	10

Introduction	10

A/ Basis of preparation of the half-year financial statements and accounting policies	10

B/ Significant information for the first half of 2025	13

C/ Events subsequent to June 30, 2025	34

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

1. Condensed half-year consolidated financial statements
Consolidated balance sheets - assets
(Unaudited
(1)
)

( € million)	Note	June 30, 2025	December 31, 2024

Property, plant and equipment owned	B.2.	9,574	10,091

Right-of-use assets		1,433	1,510

Goodwill	B.3.	40,283	43,384

Other intangible assets	B.3.	20,431	22,629

Investments accounted for using the equity method	B.5.	3,563	316

Other non-current assets	B.6.	4,109	3,753

Non-current income tax assets		541	560

Deferred tax assets		8,008	7,967

Non-current assets		87,942	90,210

Inventories		9,618	9,431

Accounts receivable	B.7.	7,810	7,677

Other current assets		3,595	3,826

Current income tax assets		397	724

Cash and cash equivalents	B.9.	15,359	7,441

Assets held for sale	B.22.	238	13,489

Current assets		37,017	42,588

Total assets		124,959	132,798
The accompanying notes on pages 10 to 34 are an integral part of the condensed half-year consolidated financial statements.

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

2  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated balance sheets - equity and liabilities
(Unaudited
(
1)
)

( € million)	Note	June 30, 2025	December 31, 2024

Equity attributable to equity holders of Sanofi		70,008	77,507

Equity attributable to non-controlling interests		271	350

Total equity	B.8.	70,279	77,857

Long-term debt	B.9.	13,200	11,791

Non-current lease liabilities		1,524	1,645

Non-current liabilities related to business combinations and to non-controlling interests	B.11.	564	569

Non-current provisions and other non-current liabilities	B.12.	7,116	8,096

Non-current income tax liabilities		1,502	1,512

Deferred tax liabilities		1,715	2,166

Non-current liabilities		25,621	25,779

Accounts payable		7,075	7,551

Current liabilities related to business combinations and to non-controlling interests	B.11.	—	72

Current provisions and other current liabilities		13,697	14,241

Current income tax liabilities		724	697

Current lease liabilities		252	261

Short-term debt and current portion of long-term debt	B.9.	7,309	4,209

Liabilities related to assets held for sale	B.22.	2	2,131

Current liabilities		29,059	29,162

Total equity and liabilities		124,959	132,798
The accompanying notes on pages 10 to 34 are an integral part of the condensed half-year consolidated financial statements.

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated income statements
(Unaudited
(1)
)

( € million)	Note	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Net sales	B.20.	19,889	18,360

Other revenues	B.20.	1,452	1,529

Cost of sales		(5,881)	(5,966)

Gross profit		15,460	13,923

Research and development expenses		(3,717)	(3,335)

Selling and general expenses		(4,506)	(4,303)

Other operating income	B.15.	533	563

Other operating expenses	B.15.	(2,476)	(1,977)

Amortization of intangible assets	B.3.	(777)	(898)

Impairment of intangible assets	B.4.	(210)	371

Fair value remeasurement of contingent consideration	B.6. B.11.	(61)	(66)

Restructuring costs and similar items	B.16.	(430)	(1,060)

Other gains and losses, and litigation	B.17.	(57)	(450)

Operating income		3,759	2,768

Financial expenses	B.18.	(361)	(583)

Financial income	B.18.	184	277

Income before tax and investments accounted for using the equity method		3,582	2,462

Income tax expense	B.19.	(711)	(379)

Share of profit/(loss) from investments accounted for using the equity method		85	(22)

Net income from continuing operations		2,956	2,061

Net income from discontinued operations	B.22	2,881	202

Net income		5,837	2,263

Net income attributable to non-controlling interests		25	17

Net income attributable to equity holders of Sanofi		5,812	2,246

Average number of shares outstanding (million)	B.8.7.	1,225.5	1,249.4

Average number of shares after dilution (million)	B.8.7.	1,230.7	1,253.8

• Basic earnings per share from continuing operations ( € )		2.40	1.64

• Basic earnings per share from discontinued operations ( € )		2.34	0.16

Basic earnings per share (€)		4.74	1.80

• Diluted earnings per share from continuing operations ( € )		2.39	1.63

• Diluted earnings per share from discontinued operations ( € )		2.33	0.16

Diluted earnings per share (€)		4.72	1.79
(a) Figures for the 2024 comparative period have been
re-presented
on a consistent basis to reflect the classification of Opella as a discontinued operation.
The accompanying notes on pages 10 to 34 are an integral part of the condensed half-year consolidated financial statements.

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

4  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated statements of comprehensive income
(Unaudited
(
1
)
)

( € million)	Note	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Net income		5,837	2,263

Attributable to equity holders of Sanofi		5,812	2,246

Attributable to non-controlling interests		25	17

Other comprehensive income:

• Actuarial gains/(losses)	B.8.8.	111	235

• Change in fair value of equity instruments included in financial assets and financial liabilities	B.8.8.	222	(10)

• Tax effects	B.8.8.	(92)	(59)

Subtotal: items not subsequently reclassifiable to profit or loss from continuing operations (A)		241	166

• Change in fair value of debt instruments included in financial assets	B.8.8.	3	(5)

• Change in fair value of cash flow hedges	B.8.8.	(23)	(3)

• Change in currency translation differences	B.8.8.	(5,203)	1,040

• Tax effects	B.8.8.	(95)	35

Subtotal: items subsequently reclassifiable to profit or loss from continuing operations (B)		(5,318)	1,067

Other comprehensive income/(loss) from continuing operations for the period, net of taxes (A+B)		(5,077)	1,233

Other comprehensive income/(loss) for the period from discontinued operations, net of taxes (C)		303	(23)

Comprehensive income		1,063	3,496

Attributable to equity holders of Sanofi		1,076	3,471

• Continuing operations		(2,097)	3,264

• Discontinued operations		3,173	207

Attributable to non-controlling interests		(13)	25

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
The accompanying notes on pages 10 to 34 are an integral part of the condensed half-year consolidated financial statements.

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated statements of changes in equity
(Unaudited
(
1
)
)

( € million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other compre- hensive income	Attribut- able to equity holders of Sanofi	Attribut- able to non- controlling interests	Total equity

Balance at January 1, 2024	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353

Other comprehensive income for the period	—	—	—	166	—	1,059	1,225	8	1,233

Net income for the period	—	—	—	2,246	—	—	2,246	17	2,263

Comprehensive income for the period	—	—	—	2,412	—	1,059	3,471	25	3,496

Dividend paid out of 2023 earnings ( € 3.76 per share)	—	—	—	(4,704)	—	—	(4,704)	—	(4,704)

Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(31)	(31)

Share repurchase program (a)	—	—	(302)	—	—	—	(302)	—	(302)

Share-based payment plans:

• Exercise of stock options	—	7	—	—	—	—	7	—	7

• Issuance of restricted shares and vesting of existing restricted shares	3	(3)	115	(115)	—	—	—	—	—

• Value of services obtained from employees	—	—	—	—	173	—	173	—	173

• Tax effects of share-based payments	—	—	—	—	4	—	4	—	4

Other changes arising from issuance of restricted shares (c)	—	—	—	1	—	—	1	—	1

Balance at June 30, 2024	2,533	317	(1,371)	65,093	5,121	997	72,690	307	72,997

Other comprehensive income for the period	—	—	—	(194)	—	1,379	1,185	14	1,199

Net income for the period	—	—	—	3,314	—	—	3,314	41	3,355

Comprehensive income for the period	—	—	—	3,120	—	1,379	4,499	55	4,554

Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(13)	(13)

Share repurchase program (a)	—	—	—	—	—	—	—	—	—

Reduction in share capital	(12)	(492)	530	(26)	—	—	—	—	—

Share-based payment plans:

• Exercise of stock options	1	25	—	—	—	—	26	—	26

• Issuance of restricted shares and vesting of existing restricted shares	—	—	1	(1)	—	—	—	—	—

• Employee share ownership plan	4	150	—	—	—	—	154	—	154

• Value of services obtained from employees	—	—	—	—	132	—	132	—	132

• Tax effects of share-based payments	—	—	—	—	7	—	7	—	7

Change in non-controlling interests without loss of control	—	—	—	(1)	—	—	(1)	1	—

Balance at December 31, 2024	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

6  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

( € million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other compre- hensive income	Attribut- able to equity holders of Sanofi	Attribut- able to non- controlling interests	Total equity

Balance at January 1, 2025	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857

Other comprehensive income for the period	—	—	—	243	—	(4,979)	(4,736)	(38)	(4,774)

Net income for the period	—	—	—	5,812	—	—	5,812	25	5,837

Comprehensive income for the period	—	—	—	6,055	—	(4,979)	1,076	(13)	1,063

Dividend paid out of 2024 earnings ( € 3.92 per share)	—	—	—	(4,772)	—	—	(4,772)	—	(4,772)

Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(32)	(32)

Share repurchase program (a)	—	—	(3,988)	—	—	—	(3,988)	—	(3,988)

Reduction in share capital (a)	(74)	—	3,868	(3,794)	—	—	—	—	—

Tax on share cancellations (b)	—	—	(15)	—	—	—	(15)	—	(15)

Share-based payment plans:

• Exercise of stock options	1	14	—	—	—	—	15	—	15

• Issuance of restricted shares and vesting of existing restricted shares (a)	3	(3)	—	—	—	—	—	—	—

• Value of services obtained from employees	—	—	—	—	177	—	177	—	177

• Tax effects of share-based payments	—	—	—	—	(7)	—	(7)	—	(7)

Other changes arising from issuance of restricted shares (d)	—	—	—	15	—	—	15	—	15

Other changes in non-controlling interests (e)	—	—	—	—	—	—	—	(34)	(34)

Balance at June 30, 2025	2,456	11	(975)	65,689	5,430	(2,603)	70,008	271	70,279

(a)	See Note B.8.2. (for amounts relating to 2024, see Note D.15.4. to the consolidated financial statements for the year ended December 31, 2024).
(b)	Reflects new regulations implemented on the taxation of share cancellations in Article 95 of the French Finance Bill for 2025.
(c)	For 2024, this line comprises the impact of the issuance of restricted shares to former employees of EUROAPI subsequent to the date on which Sanofi lost control of EUROAPI.
(d)	For 2025, this line comprises the impact of the issuance of restricted shares to former employees of Opella subsequent to the date on which Sanofi lost control of Opella.
(e)	This line comprises the impact of the derecognition of the non-controlling interests in Opella (see Note B.1.).
The accompanying notes on pages 10 to 34 are an integral part of the condensed half-year consolidated financial statements.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Consolidated statement of cash flows
(Unaudited
(
1
)
)

( € million)	Note	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Net income attributable to equity holders of Sanofi		5,812	2,246

Net (income)/loss from the discontinued Opella business		(2,881)	(202)

Non-controlling interests		25	17

Share of undistributed earnings from investments accounted for using the equity method		(15)	96

Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		1,779	1,242

Gains and losses on disposals of non-current assets, net of tax (b)		(266)	(229)

Net change in deferred taxes		(539)	(749)

Net change in non-current provisions and other non-current liabilities (c)		(212)	1,002

Cost of employee benefits (stock options and other share-based payments)		171	157

Impact of the workdown of acquired inventories remeasured at fair value		—	7

Other profit or loss items with no cash effect on cash flows generated by operating activities (d)		106	21

Operating cash flow before changes in working capital		3,980	3,608

(Increase)/decrease in inventories		(635)	(917)

(Increase)/decrease in accounts receivable		(785)	81

Increase/(decrease) in accounts payable		187	78

Net change in other current assets and other current liabilities		620	(1,612)

Net cash provided by/(used in) continuing operating activities		3,367	1,238

Net cash provided by/(used in) operating activities of the discontinued Opella business		188	184

Net cash provided by/(used in) operating activities (e)		3,555	1,422

Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(1,420)	(1,804)

Acquisitions of consolidated undertakings and investments accounted for using the equity method (f)	B.1.	(538)	(1,885)

Acquisitions of other equity investments		(423)	(208)

Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (g)		434	516

Disposals of consolidated undertakings and investments accounted for using the equity method		—	42

Net change in other non-current assets		(32)	(16)

Net cash provided by/(used in) continuing investing activities		(1,979)	(3,355)

Net cash provided by/(used in) investing activities of the discontinued Opella business		(36)	(58)

Net cash inflow from the Opella transaction (h)	B.1.	10,742	—

Net cash provided by/(used in) investing activities		8,727	(3,413)

Issuance of Sanofi shares	B.8.1.	29	21

Dividends paid:

• to equity holders of Sanofi		(4,772)	(4,704)

• to non-controlling interests		(27)	(25)

Additional long-term debt contracted	B.9.1.	2,993	—

Repayments of long-term debt	B.9.1.	(1,859)	(638)

Repayment of lease liabilities		(124)	(136)

Net change in short-term debt and other financial instruments (i)		3,322	5,876

Acquisitions of treasury shares and related tax effect	B.8.2	(4,003)	(302)

Net cash provided by/(used in) continuing financing activities		(4,441)	92

Net cash provided by/(used in) financing activities of the discontinued Opella business		(48)	(3)

Net cash provided by/(used in) financing activities		(4,489)	89

Impact of exchange rates on cash and cash equivalents		(42)	(13)

Cash and cash equivalents reclassified to Assets held for sale as of December 31, 2024		167	—

Net change in cash and cash equivalents		7,918	(1,915)

Cash and cash equivalents, beginning of period		7,441	8,710

Cash and cash equivalents, end of period	B.9.	15,359	6,795

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

8  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

(b)	Includes non-current financial assets.

(c)	This line item includes contributions paid to pension funds (see Note B.12.).

(d)	This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.

(e)	Of which:

	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

• Income tax paid	(1,355)	(1,434)

• Interest paid	(206)	(320)

• Interest received	170	261

• Dividends received from non-consolidated entities	5	—

(f)
This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations. For the six months ended June 30, 2025, this line item includes the net cash outflow arising from the acquisition of Dren-0201 (see Note B.1.2.). For the six months ended June 30, 2024 it includes the net cash outflow arising from the acquisition of Inhibrx, Inc.

(g)
For the six months ended June 30, 2025 and June 30, 2024, this line item mainly comprises proceeds from disposals of (i) assets and businesses due to portfolio rationalization, and (ii) equity and debt instruments.

(h)	For the six months ended June 30, 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025.

(i)
For the six months ended June 30, 2025, this line item mainly comprises a commercial paper program in the United States for €3,353 million, compared with €6,060 million in the six months ended June 30, 2024. This line item also includes realized foreign exchange gains and losses on cash and cash equivalents in non-functional
currencies, mainly the US dollar, and on derivatives used to manage them.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Notes to the condensed half-year consolidated financial statements as of June 30, 2025
(Unaudited
(
1
)
)
Introduction
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2025 were reviewed by the Sanofi Board of Directors at the Board meeting on July 30, 2025.
A/ Basis of preparation of the half-year financial statements and accounting policies
A.1. International financial reporting standards (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2025 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2025 are available via the following web link:
https://www.efrag.org/Endorsement
The accounting policies applied effective January 1, 2025 are identical to those presented in the consolidated financial statements for the year ended December 31, 2024.
On August 15, 2023, the IASB issued “Lack of Exchangeability”, an amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates), relating to how to determine the exchange rate when a currency is not exchangeable. The amendment became applicable on January 1, 2025, and does not have a material impact on the Sanofi financial statements.
In its 2025 half-year financial statements, Sanofi has used an average effective tax rate that takes into account the Pillar Two top-up
tax applicable from January 1, 2024. The effective tax rate also includes a one-off
impact from the 2024 component of the exceptional contribution in respect of French corporate income taxes (see Note B.19.).
A.2. Use of estimates and judgments
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment and intangible assets;

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•	the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;

•	the measurement of financial assets and financial liabilities at amortized cost;

•	the amount of post-employment benefit obligations;

•	the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks; and

•	the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.
Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling
interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax
profits or losses arising in the various tax jurisdictions in which Sanofi operates.

(1)	These unaudited condensed half year consolidated financial statements as of June 30, 2025 should be read in conjunction with Sanofi’s audited consolidated financial statements as of December 31, 2024.

10  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

A.3. Seasonal trends
Sanofi’s activities are not subject to significant seasonal fluctuations.
A.4. Consolidation and foreign currency translation of the financial statements of subsidiaries in hyperinflationary economies
In 2025, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the
criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. The contribution of the Venezuelan subsidiaries to the consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has (since July 1, 2018) treated Argentina as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
In Turkey, the cumulative rate of
inflation
over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has (since January 1, 2022) treated Turkey as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
A.5. Fair value of financial instruments
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data; and

•	Level 3: valuation techniques in which not all important inputs are derived from observable market data.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets measured at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach
The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2024.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A
Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9. B.12.	Financial liabilities	Amortized cost (a)	N/A	N/A
In the case of financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For financial liabilities with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).
For financial liabilities based on variable payments such as royalties, fair value is determined on the basis of discounted cash flow projections.

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue- based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2	Revenue- based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests	Fair value	3	Revenue- based approach
Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(a)
In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

12  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

A.6. New pronouncements issued by the IASB and applicable from 2026
On April 9, 2024, the IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements), applicable from January 1, 2027 (subject to endorsement by the European Union). An impact assessment is currently under way. Sanofi will not early adopt this new standard.
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 relating to the classification and measurement of financial instruments, applicable no earlier than January 1, 2026. Sanofi does not expect any material impact, and will not early adopt these amendments.
On July 18, 2024, the IASB issued Volume 11 of “Annual Improvements to IFRS”, applicable from January 1, 2026. Sanofi does not expect any material impact from those improvements to various standards, which are essentially in the nature of clarifications, and will not early adopt them.
On December 18, 2024, the IASB issued “Contracts referencing nature-dependent electricity”, amendments to IFRS 9 and IFRS 7, applicable from January 1, 2026. The amendments clarify the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs) with physical delivery of renewable electricity, and modify the hedge accounting requirements for contracts without physical delivery (VPPAs). Sanofi does not expect any material impact and will not early adopt these amendments. Renewable energy purchase contracts entered into by Sanofi as of December 31, 2024 are described in Note D.21. to the consolidated financial statements included in the 2024 Form
20-F
for the year ended December 31, 2024 (the “2024
20-F”).
B/ Significant information for the first half of 2025
B.1. Significant transactions for the first half of 2025
B.1.1. Opella - Loss of control and equity interest in OPAL JV Co
On April 30, 2025, Sanofi and CD&R closed the Opella transaction following the signature of the share purchase agreement (SPA) on February 18, 2025. Sanofi retains a significant shareholding in Opella, through a 48.2% equity interest in OPAL JV Co (formed in Luxembourg), which indirectly holds 100% of Opella. Bpifrance owns a 1.8% equity interest, and is represented on Opella’s Board.
Completion of the deal resulted in the loss of control of Opella by Sanofi and the derecognition of Opella’s assets and liabilities. This resulted in a net gain of
€
2.7 billion, reported within the line item
Net income from discontinued operations
in the consolidated income statement. The proceeds from the divestment of Opella, determined on the basis of a
€
16 billion enterprise value, reflected the estimated share price. That price is subject to adjustments following finalization of the Opella completion accounts, expected at the earliest in the fourth quarter of 2025.
As of the closing date of the transaction, the carrying amount of Opella’s assets and liabilities in the Sanofi consolidated balance sheet was
€
11.3 billion.
The gain took into account the following components: (i) a reclassification of unrealized foreign exchange losses amounting to
€
0.5 billion associated with Opella operations, in accordance with IAS 21 (“The Effects of Changes in Foreign Exchange Rates”); (ii) recognition of the retained 48.2% equity interest in OPAL JV Co (over which Sanofi exercises significant influence as defined in IAS 28 “Investments in Associates and Joint Ventures”), reported within the balance sheet line item
Investments accounted for using the equity method
at an amount of
€
3.2 billion (representing the fair value of the equity interest at the date of initial recognition in accordance with IFRS 10 and included in the estimated share price, plus capitalized transaction costs); and (iii) other items, mainly comprising compensation as agreed under the separation agreements.
The Opella transaction generated a net cash inflow of
€
10.7 billion, presented within the line item
Net cash inflow from the Opella transaction
in the statement of cash flows.
As a reminder, on October 21, 2024, Sanofi and CD&R entered into exclusive negotiations for the transfer of a controlling interest in Opella. As of December 31, 2024, completion of the transaction was considered highly probable. In accordance with the classification and presentation requirements of IFRS 5 (see Note B.7. to the consolidated financial statements for the year ended December 31, 2024), all assets of Opella and all liabilities directly related to those assets were classified from October 21, 2024 in the line items
Assets held for sale
and
Liabilities related to assets held for sale
, respectively, in the consolidated balance sheet (see Notes D.8. and D.36. to the consolidated financial statements for the year ended December 31, 2024). Opella (formerly known as Consumer Healthcare) constituted an operating segment of Sanofi until October 21, 2024 (see Note D.35., “Segment Information” to the consolidated financial statements for the year ended December 31, 2024). Consequently, Opella met the definition of a discontinued operation under IFRS 5 (see Note B.7. to the consolidated financial statements for the year ended December 31, 2024), as a result of which the net income from that business was presented separately within the line item
Net income from discontinued operations
in the consolidated income statement. This presentation in a separate income statement line item applied to operations for the year ended December 31, 2024, and on a consistent basis for the comparative periods presented. The cash flows arising from operating, investing and financing activities of the Opella business were also presented in separate line items in the consolidated statements of cash flows for the year ended December 31, 2024 and for the comparative periods presented.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.1.2. Acquisition of Dren-0201, Inc.
On May 27, 2025, Sanofi announced the completion of the acquisition of 100% of Dren-0201, Inc., adding SAR448501 (formerly
DR-0201)
to Sanofi’s immunology pipeline.
DR-0201,
now named SAR448501, has shown robust
B-cell
depletion in
pre-clinical
and early clinical studies. This potential
first-in-class
targeted bispecific myeloid cell engager targets and engages specific tissue-resident and trafficking myeloid cells to induce deep
B-cell
depletion via targeted phagocytosis. Recent
pre-clinical
and early clinical study data in autoimmune diseases suggest that deep
B-cell
depletion has the potential to reset the adaptive immune system, leading to sustained treatment-free remission in patients with refractory
B-cell
mediated autoimmune diseases such as lupus, where significant unmet medical needs remain.
The transaction did not meet the criteria for a business combination under IFRS 3, and consequently was accounted for as an acquisition of a group of assets.
The acquisition price was $600 million. Of that amount (plus acquisition-related costs), $562 million was allocated to in-process
development in respect of SAR448501, and recognized within
Other intangible assets
in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, potential future payments totalling $1.3 billion contingent on attainment of certain development and launch milestones have been recognized as off balance sheet commitments. These milestones will be added to the value of the SAR448501 intangible asset if and when attained.
The impact of this acquisition, as reflected within the line item
Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of $602 million.
B.1.3. Agreed transactions expected to be finalized in the second half of 2025
Acquisition of Vigil Neuroscience, Inc.
On May 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vigil Neuroscience, Inc. (“Vigil”), a publicly traded clinical-stage biotechnology company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology, one of Sanofi’s four strategic disease areas, enhances Sanofi’s early-stage pipeline and includes
VG-3927,
which will be evaluated in a phase 2 clinical study in Alzheimer’s disease.
VG-3927
is an oral small molecule TREM2 agonist. Activating TREM2 is expected to enhance the neuroprotective function of microglia in Alzheimer’s disease.
Under the terms of a share purchase agreement (including the exclusive right of first negotiation for an exclusive license to
VG-3927
or for transfer of the rights to research, develop, manufacture, and commercialize
VG-3927)
entered into by Sanofi and Vigil in June 2024 for an amount of $40 million, Sanofi already held an equity interest in Vigil Neuroscience, Inc., representing approximately 12% of Vigil’s share capital. That equity interest was remeasured at market value as at June 30, 2025 through
Other comprehensive income
.
VGL101, Vigil’s second molecule program, is not being acquired by Sanofi.
Sanofi will acquire all outstanding common shares of Vigil for $8.00 per share in cash at closing. Based on $8.00 per share, the total equity value of Vigil represents approximately $470 million (on a fully diluted basis).
In addition, Vigil’s shareholders will receive one
non-transferable
and
non-tradeable
contractual contingent value right (CVR) per Vigil share entitling the holder to receive a deferred cash payment of $2.00, contingent upon the first commercial sales of
VG-3927.
The acquisition is expected to close in the third quarter of 2025 subject to closing conditions.
Acquisition of Blueprint Medicines Corporation
On June 2, 2025, Sanofi and Blueprint Medicines Corporation (Blueprint), a
US-based,
publicly traded biopharmaceutical company specializing in systemic mastocytosis (SM), a rare immunological disease, and other
KIT-driven
diseases, entered into an agreement under which Sanofi agreed to acquire Blueprint.
The acquisition included a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and the EU, and a promising advanced and early-stage immunology pipeline. Blueprint’s established presence among allergists, dermatologists, and immunologists is expected to enhance Sanofi’s growing immunology pipeline.
Under the terms of the acquisition, Sanofi agreed to pay $129.00 per share in cash at closing, representing an equity value of approximately $9.1 billion for 100% of the shares. Blueprint shareholders also received one non-tradable
contractual contingent value right (CVR) per share which entitles the holder to receive two potential milestone payments of $2.00 and $4.00 per CVR on the attainment of future development and regulatory milestones within the applicable milestone period, respectively, for
BLU-808.
The total equity value of the transaction, including potential CVR payments, represents approximately $9.5 billion on a fully diluted basis.
In July 2025, Sanofi obtained control of Blueprint after all tender offer and merger conditions had been met.

14  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.2. Property, plant and equipment
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2025:

( € million)	June 30, 2025	June 30, 2024

Acquisitions	702	591

Biopharma	663	535

Of which Manufacturing & Supply	453	366

Opella (discontinued operation, see Note B.1.)	39	56

Of which capitalized interest	22	22
Firm orders for property, plant and equipment stood at
€
732 million as of June 30, 2025.
B.3. Goodwill and other intangible assets
Goodwill amounted to
€
40,283 million as of
June
30, 2025, versus
€
43,384 million as of December 31, 2024. The movement during the period was mainly due to the impact of changes in exchange rates.
Movements in other intangible assets during the first half of 2025 were as follows:

( € million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets

Gross value at January 1, 2025	12,866	66,348	1,852	81,066

Changes in scope of consolidation (b)	500	—	—	500

Acquisitions and other increases	332	302	42	676

Disposals and other decreases	(22)	(199)	(7)	(228)

Currency translation differences	(1,339)	(5,159)	(49)	(6,547)

Transfers (a)	(40)	(244)	(8)	(292)

Gross value at June 30, 2025	12,297	61,048	1,830	75,175

Accumulated amortization and impairment at January 1, 2025	(4,497)	(52,507)	(1,433)	(58,437)

Amortization expense	—	(800)	(52)	(852)

Impairment losses, net of reversals (c)	(201)	(9)	—	(210)

Disposals and other decreases	22	199	8	229

Currency translation differences	427	3,772	40	4,239

Transfers (a)	—	281	6	287

Accumulated amortization and impairment at June 30, 2025	(4,249)	(49,064)	(1,431)	(54,744)

Carrying amount at January 1, 2025	8,369	13,841	419	22,629

Carrying amount at June 30, 2025	8,048	11,984	399	20,431

(a)	The “Transfers” line mainly comprises (i) acquired R&D that came into commercial use during the period and (ii) reclassifications of assets to Assets held for sale .
(b)	The “Changes in scope of consolidation” line mainly comprises the intangible asset recognized as part of the Dren-0201, Inc. acquisition (see Note B.1.)
(c)	See Note B.4.
“Products, trademarks and other products” mainly comprise:

•	marketed products, with a carrying amount of € 11.0 billion as of June 30, 2025 (versus € 12.7 billion as of December 31, 2024) and a weighted average amortization period of approximately 10 years; and

•
technological platforms brought into service, with a carrying amount of
€
1.0 billion as of June 30, 2025 (versus
€
1.1 billion as of December 31, 2024) and a weighted average amortization period of approximately 18 years.

B.4. Impairment of intangible assets
The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of
€
210 million in the first half of 2025 linked to research and development projects.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.5. Investments accounted for using the equity method
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2024), and comprise:

( € million)	% interest	June 30, 2025	December 31, 2024

OPAL JV Co (a)	48.2	3,239	—

EUROAPI (b)	29.6	82	82

Infraserv GmbH & Co. Höchst KG (c)	31.2	93	102

MSP Vaccine Company (d)	50.0	79	81

Other investments	—	70	51

Total		3,563	316

(a)
Following the loss of control of Opella, Sanofi holds 48.2% of OPAL JV Co (CD&R holds 50% and Bpifrance holds 1.8%), see Note B.1.. As of June 30, 2025, the investment includes a €241 million loan to OPAL JV Co being in substance part of the investment.

(b)	The investment in EUROAPI includes an impairment loss booked in prior years determined by reference to the quoted market price (€2.89 as of June 30, 2025, and €2.88 as of December 31, 2024).
(c)	Joint venture.
(d)	Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine BV.
The line item
Share of profit/(loss) from investments accounted for using the equity method showed net income of
€
85 million for the first half of 2025 (versus a net loss of
€
22 million for the first half of 2024), including
€
11 million for Sanofi’s share of profits from OPAL JV Co for the period from May 1, 2025 through June 30, 2025.
The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

( € million)	June 30, 2025	June 30, 2024

Sales (c) (d)	29	59

Royalties and other income (c) (d)	63	33

Purchases of goods and services (including research expenses) (c) (d)	371	333

( € million)	June 30, 2025	December 31, 2024

Accounts receivable and other receivables (a)	299	184

Other assets (b)	189	189

Accounts payable and other payables	637	160

(a)	Includes loans to joint ventures and associates.
(b)
In October 2024, Sanofi raised its investment in EUROAPI by €200 million in the form of a perpetual subordinated hybrid bond. The fair value of this investment as of June 30, 2025 was €189 million (and was also €189 million as of December 31, 2024).

(c)	Figures for 2024 comparative periods have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(d)	For the six months ended June 30, 2025, these amounts include transactions between Sanofi and OPAL JV Co for the period from May 1, 2025 through June 30, 2025.
Key items from the OPAL JV Co 2025 unaudited half-year consolidated financial statements, as provided in accordance with Sanofi’s consolidation timelines, are presented below:

( € million)	June 30, 2025

Consolidated income statement

Net sales and other revenues (a)	887

Net income (a)	24

Consolidated statement of comprehensive income

Other comprehensive income	(1)

Comprehensive income	23

(a)	With effect from May 1, 2025, OPAL JV Co is accounted for using the equity method following the loss of control of Opella by Sanofi on April 30, 2025.

16  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(€ million)	June 30, 2025

Consolidated balance sheet

Non-current assets	16,179

Current assets	2,937

Total assets	19,116

Equity attributable to equity holders of OPAL JV Co	5,754

Equity attributable to non-controlling interests	541

Total equity	6,295

Non-current liabilities	11,039

Current liabilities	1,782

Total liabilities	12,821

Total equity and liabilities	19,116
B.6. Other
non-current
assets
Other
non-current
assets comprise:

( € million)	June 30, 2025	December 31, 2024

Equity instruments at fair value through other comprehensive income	2,105	1,559

Debt instruments at fair value through other comprehensive income	362	357

Other financial assets at fair value through profit or loss	965	1,027

Pre-funded pension obligations	146	156

Long-term prepaid expenses	143	152

Long-term loans and advances and other non-current receivables	382	502

Derivative financial instruments	6	—

Total	4,109	3,753
B.7. Accounts receivable
Accounts receivable break down as follows:

( € million)	June 30, 2025	December 31, 2024

Gross value	7,896	7,777

Allowances	(86)	(100)

Carrying amount	7,810	7,677
The impact of allowances against accounts receivable in the first half of 2025 was a net expense of
€
4 million (versus a net expense of
€
3 million for the first half of 2024).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

( € million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months

As of June 30, 2025	386	122	103	73	48	40

As of December 31, 2024	650	316	194	87	9	44
Amounts overdue by more than one month relate mainly to public-sector customers.
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2024 and hence were derecognized was
€
12 million as of June 30, 2025 (versus
€
14 million as of December 31, 2024). The residual guarantees relating to those transfers were immaterial as of June 30, 2025.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.8. Consolidated shareholders’ equity
B.8.1. Share capital
As of June 30, 2025, the share capital was
€
2,455,512,548 and consisted of 1,227,756,274 shares (the total number of shares outstanding) with a par value of
€
2.
Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period

June 30, 2025	10.66	0.868%

December 31, 2024	9.53	0.755%

June 30, 2024	15.33	1.211%

January 1, 2024	13.45	1.063%
A total of 171,150 shares were issued in the first half of 2025 as a result of the exercise of Sanofi stock subscription options.
In addition, 2,682,051 shares vested under Sanofi restricted share plans during the first half of 2025, of which 1,156,205 were fulfilled by issuance of new shares and 1,525,846 by allotment of existing shares free of charge.
B.8.2. Repurchase of Sanofi shares
On April 30, 2024, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program, Sanofi repurchased 39,344,633 of its own shares during the first half of 2025 for a total amount of
€
3,988 million.
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company’s shares, for an amount not exceeding
€
5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its 19th resolution. As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L’Oréal on February 2, 2025 for the acquisition of
2.34
% of Sanofi’s share capital, equivalent to 29,556,650 shares, for a total amount of approximately
€
3 billion, representing a price of
€
101.50 per share. The conclusion of that agreement was approved by the Board of Directors on the same day prior to the signing of the agreement, and in accordance with the procedure set forth in Articles L.
225-38
et seq. of the French Commercial Code.
On April 30, 2025, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2025.
B.8.3. Reduction in share capital
During the first half of 2025, treasury shares amounting to
€
3,868 million were cancelled further to decisions taken by the Sanofi Board of Directors on March 13, 2025 and April 23, 2025.
Those reductions have no impact on shareholders’ equity, except for the impact of the tax on share cancellations.
B.8.4. Restricted share plans
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2024. The principal features of the plans awarded in 2025 are set forth below:

2025

Type of plan	Performance share plan

Date of Board meeting approving the plan	30 April, 2025

Total number of shares subject to a 3-year service period	4,021,370

Of which with no market condition	2,599,478

Fair value per share awarded (a)	€ 83.94

Of which with market conditions	1,421,892

Fair value per share awarded other than to the Chief Executive Officer (1,331,892 shares in total) (b)	€ 79.25

Fair value per share awarded to the Chief Executive Officer (90,000 shares) (b)	€ 75.10

Fair value of plan at the date of grant (€ million)	331

(a)	Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b)	Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.

18  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2025	June 30, 2024

Total expense for restricted share plans ( € million)	146	128

Number of shares not yet fully vested	11,550,347	11,192,984

Under 2025 plans	4,020,451	—

Under 2024 plans	4,110,089	4,498,109

Under 2023 plans	3,313,588	3,652,352

Under 2022 plans	106,219	3,031,060

Under 2021 plans	—	11,463
B.8.5. Capital increases
On January 29, 2025, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of
€
72.97 per share. The subscription period was open from June 10 through June 30, 2025. Sanofi employees subscribed for a total of 2,260,776 shares, and this capital increase was supplemented by the immediate issuance of a further 116,794 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2025 was
€
31 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On January 31, 2024, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of
€
72.87 per share. The subscription period was open from June 4 through June 24, 2024. Sanofi employees subscribed for a total of 2,124,445 shares, and this capital increase was supplemented by the immediate issuance of a further 119,951 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2024 was
€
45 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
B.8.6. Stock subscription option plans
No stock subscription option plans were awarded in the first half of 2025 or in 2024.
No further stock option plan expenses were recognized through equity in either the first half of 2025 or 2024.
The table below provides summary information about options outstanding and exercisable as of June 30, 2025:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share ( € )	Number of options	Weighted average exercise price per share ( € )

From € 60.00 to € 70.00 per share	168,784	2.84	65.84	168,784	65.84

From € 70.00 to € 80.00 per share	299,250	2.98	76.48	299,250	76.48

From € 80.00 to € 90.00 per share	257,010	1.86	88.97	257,010	88.97

Total	725,044			725,044
B.8.7. Number of shares used to compute diluted earnings per share
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)

Average number of shares outstanding	1,225.5	1,249.4

Adjustment for stock options with dilutive effect	0.1	0.1

Adjustment for restricted shares	5.1	4.3

Average number of shares used to compute diluted earnings per share	1,230.7	1,253.8
As of June 30, 2025, December 31, 2024 and June 30, 2024, all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.8.8. Other comprehensive income
Movements within other comprehensive income are shown below:

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)

Actuarial gains/(losses):

• Actuarial gains/(losses) excluding investments accounted for using the equity method	105	235

• Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	1	—

• Tax effects	(25)	(57)

Equity instruments included in financial assets and financial liabilities:

• Change in fair value (excluding investments accounted for using the equity method)	222	(10)

• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—

• Equity risk hedging instruments designated as fair value hedges	—	—

• Tax effects	(60)	(2)

Items not subsequently reclassifiable to profit or loss	243	166

Debt instruments included in financial assets:

• Change in fair value (excluding investments accounted for using the equity method) (a)	3	(5)

• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—

• Tax effects	—	1

Cash flow hedges and fair value hedges:

• Change in fair value (excluding investments accounted for using the equity method) (b)	(23)	(4)

• Change in fair value (investments accounted for using the equity method, net of taxes)	—	1

• Tax effects	6	1

Change in currency translation differences:

• Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (c)	(5,266)	1,167

• Currency translation differences (investments accounted for using the equity method)	(26)	(1)

• Hedges of net investments in foreign operations	390	(126)

• Tax effects	(101)	33

Items subsequently reclassifiable to profit or loss	(5,017)	1,067

(a)	Includes reclassifications to profit or loss: immaterial over all periods.
(b)	Includes reclassifications to profit or loss: €2 million in the first half of 2025, immaterial in the first half of 2024.
(c)	Currency translation differences on foreign subsidiaries are mainly due to the appreciation of the US dollar.

Includes reclassifications to profit or loss: a €459 million loss in the first half of 2025 relating to the deconsolidation of Opella (see Note B.1.)., a €5 million profit in 2024, and immaterial in the first half of 2024.

B.9. Debt, cash and cash equivalents
Changes in financial position during the period were as follows:

( € million)	June 30, 2025	December 31, 2024

Long-term debt	13,200	11,791

Short-term debt and current portion of long-term debt	7,309	4,209

Interest rate and currency derivatives used to manage debt	10	137

Total debt	20,519	16,137

Cash and cash equivalents	(15,359)	(7,441)

Interest rate and currency derivatives used to manage cash and cash equivalents	(58)	76

Net debt (a)	5,102	8,772

(a)	Net debt does not include lease liabilities, which amounted to €1,776 million as of June 30, 2025 and €1,906 million as of December 31, 2024.
“Net debt” is a
non-IFRS
financial measure used by management and investors to measure Sanofi’s overall net indebtedness.

20  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.9.1. Net debt at value on redemption
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2025 is shown below:

( € million)				Value on redemption
	Carrying amount at June 30, 2025	Amortized cost	Adjustment to debt measured at fair value	June 30, 2025	December 31, 2024

Long-term debt	13,200	39	78	13,317	11,940

Short-term debt and current portion of long-term debt	7,309	2	—	7,311	4,218

Interest rate and currency derivatives used to manage debt	10	—	(78)	(68)	13

Total debt	20,519	41	—	20,560	16,171

Cash and cash equivalents	(15,359)	—	—	(15,359)	(7,441)

Interest rate and currency derivatives used to manage cash and cash equivalents	(58)	—	—	(58)	76

Net debt (a)	5,102	41	—	5,143	8,806

(a)	Net debt does not include lease liabilities, which amounted to €1,776 million as of June 30, 2025 and €1,906 million as of December 31, 2024.
The table below shows an analysis of net debt by type, at value on redemption:

( € million)	June 30, 2025			December 31, 2024
	non-current	current	Total	non-current	current	Total

Bond issues	13,259	2,322	15,581	11,876	2,716	14,592

Other bank borrowings	58	4,847 (a)	4,905	64	1,290	1,354

Other borrowings	—	1	1	—	3	3

Bank credit balances	—	141	141	—	209	209

Interest rate and currency derivatives used to manage debt	—	(68)	(68)	—	13	13

Total debt	13,317	7,243	20,560	11,940	4,231	16,171

Cash and cash equivalents	—	(15,359)	(15,359)	—	(7,441)	(7,441)

Interest rate and currency derivatives used to manage cash and cash equivalents	—	(58)	(58)	—	76	76

Net debt	13,317	(8,174)	5,143	11,940	(3,134)	8,806

(a)
As of June 30, 2025, current other bank borrowings include €4,535 million related to the US commercial paper program and €230 million related to the Negotiable European Commercial Paper program in France.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Principal financing and debt reduction transactions during the period
Sanofi carried out the following bond issues during the period:
i. March 2025: a bond issue of
€
1.5 billion in two tranches:

•	€ 850 million of floating-rate bonds maturing March 2027, with quarterly coupons and bearing interest at an annual rate of 3-month Euribor plus 30 basis points; and

•	€ 650 million of fixed-rate bonds maturing March 2031, with annual coupons and bearing interest at an annual rate of 2.750%.
ii. June 2025: a bond issue of
€
1.5 billion in two tranches:

•	€ 750 million of fixed-rate bonds maturing June 2029, with annual coupons and bearing interest at an annual rate of 2.625%; and

•	€ 750 million of fixed-rate bonds maturing June 2032, with annual coupons and bearing interest at an annual rate of 3.000%.
Two bond issues were redeemed in 2025:

i.	the € 1 billion fixed-rate bond issue from April 2020, which was redeemed at maturity on April 1, 2025; and

ii.	the € 850 million fixed-rate bond issue from April 2022, which was redeemed at maturity on April 6, 2025.
As of June 30, 2025, Sanofi had two syndicated credit facilities linked to social and environmental criteria in place to manage its liquidity in connection with current operations:

i.	a syndicated credit facility of € 4 billion, drawable in euros and US dollars and expiring on December 6, 2027, for which no further extension options are available; and

ii.	a syndicated credit facility of € 4 billion, drawable in euros and US dollars and expiring on March 6, 2030, for which no further extension options are available.
As of June 30, 2025, neither facility was drawn down.
Sanofi also has two short-term debt programs:

i.	a € 6 billion Negotiable European Commercial Paper program in France; and

ii.	a $10 billion Commercial Paper program in the United States.
During the first half of 2025:

i.	the average drawdown under the US Commercial Paper program was $2.63 billion; and

ii.	the average drawdown under the Negotiable European Commercial Paper program in France was € 0.02 billion.
The financing in place as of June 30, 2025 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.
B.9.2. Market value of net debt
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

( € million)	June 30, 2025	December 31, 2024

Market value	4,589	8,165

Value on redemption	5,143	8,806

22  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.10. Derivative financial instruments
B.10.1 Currency derivatives used to manage operating risk exposures
The table below shows operating currency hedging instruments in place as of June 30, 2025. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2025			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting

( € million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value

Forward currency sales	6,619	133	—	—	—	6,619	133

of which US dollar	3,351	100	—	—	—	3,351	100

of which Singapore dollar	539	10	—	—	—	539	10

of which Chinese yuan renminbi	480	14	—	—	—	480	14

of which Japanese yen	253	9	—	—	—	253	9

of which pound sterling	173	2	—	—	—	173	2

Forward currency purchases	4,418	(84)	—	—	—	4,418	(84)

of which US dollar	2,540	(55)	—	—	—	2,540	(55)

of which Singapore dollar	610	(15)	—	—	—	610	(15)

of which Chinese yuan renminbi	277	(5)	—	—	—	277	(5)

of which Turkish lira	159	(4)	—	—	—	159	(4)

of which United Arab Emirates dirham	120	(5)	—	—	—	120	(5)

Total	11,037	49	—	—	—	11,037	49
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June
30,
2025 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2025.
B.10.2. Currency and interest rate derivatives used to manage financial exposure
The cash pooling arrangements for foreign subsidiaries outside the eurozone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2025. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2025

( € million)	Notional amount		Fair value	Maximum expiry date

Cross currency seller swaps	1,476		5

of which US dollar	1,476	(a)	5	2032

Forward currency sales	7,723		176

of which US dollar	6,007	(b)	148	2025

of which Pound sterling	601		7	2025

of which Japanese yen	303		9	2025

Forward currency purchases	3,609		(44)

of which Singapore dollar	1,289		(14)	2025

of which US dollar	1,094	(c)	(33)	2026

of which Hungarian forint	639		7	2025

Total	12,808		137

(a)
Comprises two cross currency swaps, (i) with a notional amount of $870 million, pay 4.16% receive EUR 2.50%, expiring 2029 and (ii) with a notional amount of $870 million, pay 4.53% receive EUR 3.00%, expiring 2032, designated as a fair value hedge of the exposure of an equivalent amount of cash & cash equivalents to fluctuations in the EUR/USD spot rate. As of June 30, 2025, the fair value of the swaps was an asset of €5 million, with €18 million debited to
Other comprehensive income
under the cost of hedging accounting treatment.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

(b)
Includes forward sales with a notional amount of $3,615 million expiring in 2025, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2025, the fair value of these forward contracts represented an asset of €77 million; the opposite entry was recognized in
Other comprehensive income
, with the impact on financial income and expense being immaterial.

(c)
Includes forward purchases with a notional amount of $1,000 million expiring in 2025, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of June 30, 2025, the fair value of these contracts represented a liability of €25 million, with €0 million credited to
Other comprehensive income
to recognize the hedging cost.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2025:

								Of which designated as fair value hedges		Of which designated as cash flow hedges

( € million)	2025	2026	2027	2028	2029 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity

Interest rate swaps

pay capitalized SOFR USD / receive 1.17%	—	—	—	848		848	(54)	848	(54)			—

pay 2.08% / receive Euribor 3m	—		850	—	—	850	(7)			850	(7)	(3)

pay capitalized Ester / receive 0.92%	—	—	—	—	650	650	(27)	650	(27)	—	—	—

Total	—	—	850	848	650	2,348	(88)	1,498	(81)	850	(7)	(3)
B.11. Liabilities related to business combinations and to
non-controlling
interests
For a description of the nature of the liabilities reported in the line item
Liabilities related to business combinations and to
non-controlling
interests
, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2024.
The liabilities related to business combinations and to
non-controlling
interests shown in the table below are level 3 instruments under the IFRS 13 and IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling
interests in the first half of 2025 are shown below:

( € million)	MSD contingent consideration (European Vaccines business)	Shire contingent consideration arising from acquisition of Translate Bio	Other	Total (a)

Balance at January 1, 2025	72	568	1	641

Payments made	(72)	—	—	(72)

Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (b)	1	71	—	72

Currency translation differences	(1)	(76)	—	(77)

Balance at June 30, 2025	—	563	1	564

Of which:

• Current portion				—

• Non-current portion				564

(a)	As of January 1, 2025, this comprised a non-current portion of €569 million and a current portion of €72 million.
(b	Amounts mainly reported within the income statement line item “Fair value remeasurement of contingent consideration”.
As of June 30, 2025,
Liabilities related to business combinations and to
non-controlling
interests
mainly comprised the contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi’s acquisition of Translate Bio in September 2021. The fair value of the Shire liability is determined by applying the contractual terms to development and sales projections that are weighted to reflect the probability of success, and discounted. The liability was measured at
€
563 million as of June 30, 2025, compared with
€
568 million as of December 31, 2024. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 10%.
The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture was extinguished during 2024 in accordance with the contractual terms. Sanofi has no further liability in respect of this contingent consideration following settlement of the milestone linked to 2024 sales.

24  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.12.
Non-current
provisions and other
non-current
liabilities
The line item
Non-current
provisions and other
non-current
liabilities
comprises the following:

( € million)	June 30, 2025	December 31, 2024

Provisions	5,003	5,762

Other non-current liabilities (a)	2,113	2,334

Total	7,116	8,096

(a)
Includes €1,756 million at June 30, 2025 relating to the liability for royalties payable to Sobi on net sales of Beyfortus in the United States ( see Note C.2. to the consolidated financial statements for the year ended December 31, 2024) . Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability. The nominal value of payments estimated to be due within more than one year but less than five years is €1,027 million; the nominal value of payments estimated to be due after more than five years is €2,293 million.

The table below shows movements in provisions:

( € million)	Provisions for pensions & other post-employment benefits		Provisions for other long-term benefits	Restructuring provisions	Other provisions	Total

Balance at January 1, 2025	1,992		821	799	2,150	5,762

Increases in provisions and other liabilities	69	(a)	78	175	293	615

Provisions utilized	(167	) (a)	(61)	(10)	(378)	(616)

Reversals of unutilized provisions	(17	) (a)	—	(2)	(178)	(197)

Transfers (b)	(4)		—	(158)	(93)	(255)

Net interest related to employee benefits, and unwinding of discount	37		1	2	20	60

Currency translation differences	(94)		(74)	(4)	(83)	(255)

Actuarial gains and losses on defined-benefit plans (B.12.1.)	(111)		—	—	—	(111)

Balance at June 30, 2025	1,705		765	802	1,731	5,003

(a)
In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period, and past service cost; the “Provisions utilized” line corresponds to contributions paid into pension funds and to beneficiaries; and the “Reversals of unutilized provisions” line corresponds to plan curtailments, settlements and amendments.

(b)	Mainly transfers to Current provisions and other current liabilities .
Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2024, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2024.
The principal assumptions used (in particular, discount and inflation rates) and the market value of plan assets for the eurozone, the United States and the United Kingdom were reviewed as of June 30, 2025 to take into account changes during the first half of the year.
During the first half of 2025, Sanofi completed a further
buy-in
(amounting to
€
101 million) to cover the remaining uninsured liabilities arising under the main defined benefit pension scheme in the United Kingdom. Consequently, all scheme members are now fully insured as a result of buy-in
transactions, except for liabilities rising from guaranteed minimum pension equalization (as described in Note D.19.1. to the consolidated financial statements for the year ended December 31, 2024).
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

( € million)	June 30, 2025 (c) (6 months)		June 30, 2024 (c) (6 months)

Actuarial gains/(losses) on plan assets	(45)		(138)

Actuarial gains/(losses) on benefit obligations	152	(a)	373	(b)

(a)	Includes the effects of (i) the change in discount rates (in a range between 0.00% and +0.30%) and (ii) the -0.30% change in the inflation rate in the United Kingdom in the first half of 2025.
(b)	Includes the effects of (i) the change in discount rates (in a range between +0.40% and +0.65%) and (ii) the +0.10% change in the inflation rate in the United Kingdom in the first half of 2024.
(c)	Includes actuarial gains/ (losses) related to Opella of €(4) million for the first half of 2025 and €(6) million for the first half of 2024 .

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.13. Off balance sheet commitments
Off balance sheet commitments to third parties as of December 31, 2024 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2024.
The principal commitments entered into, amended or discontinued during the period are described below:

•
In April 2025, Sanofi entered into a license and collaboration agreement with Earendil Labs for two bispecific antibodies in the field of autoimmune and inflammatory bowel diseases:
HXN-1002
(targeting
a
4ß7 and TL1A for potential treatment of moderate to severe ulcerative colitis and Crohn’s disease) and
HXN-1003
(targeting TL1A and IL23 for potential treatment of colitis and skin inflammation). Under the terms of the agreement, Earendil Labs received an upfront payment of $125 million, is eligible to receive up to a total of $1.7 billion in development and commercial milestone payments, and is eligible to receive tiered royalties on product sales.

As of June 30, 2025, Sanofi has not entered into any material new long-term renewable energy contract agreements as part of its sustainability strategy. The main existing agreements are presented in Note D.21.1. to the consolidated financial statements in the 2024 Form
20-F.
B.14. Litigation and arbitration proceedings
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the financial statements for the year ended December 31, 2024.
B.14.1. Products
Zantac product litigation in the US
As regards the ongoing Zantac product litigation in the US, the Separation Agreement (see Notes D.1 and D.22 to the consolidated financial statements in the 2024 Form
20-F)
entered into between Sanofi and Opella specifies that Sanofi will indemnify the Opella group in respect of liabilities relating to (i) the commercialization of any Zantac branded products (i.e. products containing ranitidine as their active pharmaceutical ingredient) prior to closing, and (ii) all personal injury claims resulting from the manufacturing or handling of Zantac prior to closing.
In April 2025, Sanofi reached several settlement deals that in total resolve a majority of the Delaware State Court consolidated litigation. In addition, in May 2025, Sanofi reached settlements with the City of Baltimore and the New Mexico Attorney General, amicably resolving both those matters. Other cases are pending in various state courts.
On July 10, 2025, the Delaware Supreme Court unanimously reversed the Superior Court’s denial of Defendants’
Daubert
motion based on the lack of reliability of plaintiff’s experts on causation and remanded its findings back to the Superior Court for proceedings consistent with the rulings in the opinion.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.
Talc product litigation in the US
As of June 30, 2025, Sanofi was named as a defendant in approximately 900 ongoing product liability actions. To date, no cases have proceeded to trial.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.
B.14.2. Patents
Praluent (alirocumab)-related Amgen patent litigation in Europe
Regarding Amgen’s EP 3 666 797, in April 2025, the Opposition Division of the European Patent Office ruled in Amgen’s favor and decided to maintain the patent as granted. Sanofi has appealed this decision to the Technical Board of Appeals of the European Patent Office, and the appeal hearing is scheduled for April 2026.
Plavix (clopidogrel) Litigation (Commonwealth) Litigation in Australia
This matter has been finalized with no possibility of appeal. The matter is closed.
B.14.3. Other litigation
Plavix (clopidogrel) - Attorney General action in Hawaii
In May 2025, the parties agreed to settle the Hawaii action, with Sanofi US to pay $350 million pursuant to its settlement agreement and Bristol-Myers Squibb to pay $350 million pursuant to its separate settlement agreement. The appeal and the underlying case were dismissed pursuant to the settlement. This matter is closed.

26  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Plavix (clopidogrel)-related litigation in France
In the claim filed by the
Caisse Nationale d’Assurance Maladie
– CNAM
(French Social Security), hearings were held in June 2025.
340B drug pricing program in the US
In the action filed by Sanofi against the Department of Health and Human Services (HHS), the Health Resources and Services Administration (HRSA) and their respective administrators, following a joint hearing held on April 29, 2025 in Sanofi’s case and the similar cases filed by Eli Lilly, Bristol Myers Squibb, Novartis, and Kalderos, the district court held on May 15, 2025 that, although Section 340B does not categorically prohibit the use of manufacturer rebates, it does not allow HRSA to require preapproval of a manufacturer rebate program.
The district court also held that HRSA’s letter determining that Sanofi would violate Section 340B if it launched its Credit (rebate) Model was arbitrary and capricious and remanded the Sanofi matter back to HRSA for further consideration. Eli Lilly, Bristol Myers Squibb, Novartis, and Kalderos appealed the district court’s decision to the Circuit Court. Those appeals, along with a similar appeal by Johnson & Johnson, have been expedited and consolidated.
ADR Proceedings in the US
In June 2025, Sanofi received notice that Hudson Headwaters Health Network (Hudson Headwaters) had filed a petition for monetary relief against Sanofi before the HRSA ADR (Administrative Dispute Resolution) Panel. Hudson Headwaters alleges that Sanofi has violated Section 340B by allowing only one contract pharmacy to be selected and utilized per covered entity, if the covered entity does not have an in-house
pharmacy capable of dispensing its drug. Hudson Headwaters alleges that this Sanofi policy is an “overcharge” under Section 340B.
State Litigation in the US
In lawsuits filed by PhRMA and certain other manufacturers challenging a contract pharmacy law passed by the State of Mississippi, the court denied for each of the plaintiffs their preliminary injunctions in their respective lawsuits. The plaintiffs appealed the denials of the preliminary injunction motions.
Various other challenges to similar state laws have been filed by PhRMA and/or certain manufacturers in a number of other states, including in Colorado, Kansas, Louisiana, Maryland, Minnesota, Missouri, Nebraska, North Dakota, Oklahoma, Tennessee, Utah, South Dakota, and Vermont.
B.15. Other operating income and expenses
Other operating income
amounted to
€
533 million in the first half of 2025 (versus
€
563 million in the first half of 2024), and
Other operating expenses
to
€
2,476 million (
versus
€
 1,977 million in the first half of 2024).
Figures for the 2024 comparative period have been
re-presented
on a consistent basis to reflect the classification of Opella as a discontinued operation.
The main items included in
Other operating income
were: in the first half of 2025, (i) income from pharmaceutical partners of
€
87 million (versus
€
121 million in the first half of 2024), of which
€
70 million came from Regeneron (versus
€
96 million in the first half of 2024, see table below) and (ii) gains on disposals of assets and operations of
€
344 million, primarily on divestments of non strategic products (versus
€
319 million in the first half of 2024).
Other operating expenses
for the first half of 2025 included
€
2,331 million of expenses related to Regeneron (compared with
€
1,841 million in the first half of 2024), as shown in the table below.

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)

Income & expense related to profit/loss sharing under the Monoclonal Antibody Alliance	(2,475)	(1,934)

Additional share of profit paid by Regeneron towards development costs	494	389

Reimbursement to Regeneron of selling expenses incurred	(346)	(292)

Total: Monoclonal Antibody Alliance	(2,327)	(1,837)

Other (mainly Zaltrap and Libtayo)	66	92

Other operating income/(expenses), net related to Regeneron	(2,261)	(1,745)

of which amount presented in “Other operating income”	70	96

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.16. Restructuring costs and similar items
Restructuring costs and similar items
comprise the following:

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Employee-related expenses	201	810

Charges, gains or losses on assets (b)	109	(27)

Costs of transformation programs	80	114

Other restructuring costs	40	163

Total	430	1,060

(a)	Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)
This line consists of impairment losses and accelerated depreciation charges related to closed or divested sites (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.

Restructuring and similar costs decreased by
€
630 million between June 30, 2024 and June 30, 2025. In the first half of 2024, restructuring and similar costs mainly comprised the impacts of (i) the renewal of the Job Management and Career Paths (GEPP) program in France to cover the 2024-2026 period, including scope extensions in the job profiles affected by transformations and (ii) a voluntary redundancy program
announced
in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology
.
B.17. Other gains and losses, and litigation
For the first half of 2025,
Other gains and losses, and litigation
is a charge of
€
57 million, mainly related to major litigation. That compares with a charge of
€
450 million in the first half of 2024, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii.
Figures for the 2024 comparative period have been
re-presented
on a consistent basis to reflect the classification of Opella as a discontinued operation.
B.18. Financial expenses and income
An analysis of financial expenses and income is set forth below:

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Cost of debt (b)	(219)	(306)

Interest income (c)	162	239

Cost of net debt	(57)	(67)

Non-operating foreign exchange gains/(losses)	1	—

Unwinding of discounting of provisions (d)	(22)	(19)

Net interest cost related to employee benefits	(37)	(39)

Net interest expense on lease liabilities	(22)	(20)

Other (e)	(40)	(161)

Net financial income/(expenses)	(177)	(306)

comprising: Financial expenses	(361)	(583)

Financial income	184	277

(a)	Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)	Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €(25) million in the first half of 2025 and €(24) million in the first half of 2024.
(c)	Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €(4) million in the first half of 2025 and €(18) million in the first half of 2024.
(d)	Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(e)
Includes a financial expense of €50 million for the six months ended June 30, 2025 and €176 million for the six months ended June 30, 2024 for the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the US.

The impact of the ineffective portion of hedging relationships was not material in either 2025 or 2024.

28  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.19. Income tax expense
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Current taxes	(1,202)	(1,108)

Deferred taxes	491	729

Total	(711)	(379)

Income before tax and investments accounted for using the equity method	3,582	2,462

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2025 (6 months) (b)	June 30, 2024 (6 months) (a)(b)

Standard tax rate applicable in France	25.8	25.8

Difference between the standard French tax rate and the rates applicable to Sanofi (c)	(7.3)	(15.5)

Revisions to tax exposures and settlements of tax disputes	2.3	2.3

Other (d)	(1.0)	2.8

Effective tax rate	19.8	15.4

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)	Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(c)
The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

The 2024 component of the temporary exceptional corporate income tax contribution, introduced under the 2025 French Finance Bill, is included in the tax charge but excluded from the calculation of the annual average effective tax rate in accordance with IAS 34.

(d)
For the six months ended June 30, 2025, this line includes a tax expense of €17 million, representing the estimated impact of Pillar Two based on Sanofi’s current understanding of Pillar Two rules, and €52 million for the six months ended June 30, 2024.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.20. Revenue from contracts with customers
B.20.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2025 and June 30, 2024:

(€ million)		Europe	United States	Other countries	June 30, 2025	Europe	United States	Other countries	June 30, 2024 (a)

Total Group		4,144	9,535	6,210	19,889	4,072	8,292	5,996	18,360

Immunology

of which	Dupixent	944	5,283	1,085	7,312	770	4,437	931	6,138

Rare diseases

of which	ALTUVIIIO	—	456	86	542	—	259	21	280

	Nexviazyme/Nexviadyme	132	195	60	387	95	174	51	320

	Cablivi	55	71	10	136	43	60	10	113

	Xenpozyme	44	47	19	110	24	37	11	72

Neurology

of which	Aubagio	40	76	22	138	95	96	18	209

Oncology

of which	Sarclisa	83	119	74	276	64	100	63	227

Other medicines

of which	Rezurock	23	220	20	263	12	188	7	207

	Tzield	1	27	1	29	1	20	—	21

Industrial sales		241	1	9	251	273	1	—	274

Vaccines

of which	Polio/Pertussis/ Hib Vaccines	223	320	818	1,361	248	311	789	1,348

	Meningitis, travel and endemics vaccines	96	319	194	609	97	301	185	583

	RSV vaccine (Beyfortus)	85	68	203	356	7	116	77	200

	Influenza Vaccines	52	54	108	214	30	16	142	188

Total net sales		4,144	9,535	6,210	19,889	4,072	8,292	5,996	18,360

(a)	Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
B.20.2. Other revenues

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

VaxServe sales of non-Sanofi products	842	854

Sales to Opella (b)	61	95

Royalties	68	62

Other (c)	275	341

Total Biopharma Other revenues	1,246	1,352

Sales / Revenues from Opella products (d)	206	177

Total Other revenues	1,452	1,529

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)
Revenues generated from the manufacture of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025, Opella entities were within the scope of discontinued operations (see Note B.1). With effect from May 1, 2025, Opella entities are treated as related parties in accordance with IAS24 (see Note B.5.).

(c)	This line mainly comprises revenues received under agreements for Sanofi to provide manufacturing services to third parties.
(d)
Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).

30  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.21. Segment information
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to Opella, which constitutes a related party with effect from the deconsolidation date (April 30, 2025). Those revenues, which before that date represented intragroup transactions classified within continuing operations, are presented within
Other Revenues
in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
B.21.1. Segment results
Sanofi reports segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of the operating segment and to allocate resources.
“Business operating income” is derived from
Operating income
, adjusted as follows:

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature), are eliminated;

•
fair value remeasurements of contingent consideration relating to business combinations (IFRS 3) or business divestments, and presented within the line item
Fair value remeasurement of contingent consideration
, are eliminated;

•
expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3, are eliminated;

•	amounts reported within the line items Restructuring costs and similar items are eliminated;

•	other gains and losses (including gains and losses on major divestments), presented within the line item Other gains and losses, and litigation , are eliminated;

•	other costs and provisions related to litigation, presented within the line item Other gains and losses, and litigation , are eliminated;

•
the share of profits/losses from investments accounted for using the equity method is added, to the extent that this relates to joint ventures and associates with which Sanofi has a strategic alliance; and

•	the portion attributable to non-controlling interests related to continuing operations and excluding the effects of the above reconciliation items, is deducted.

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

Segment results are shown in the table below:

	June 30, 2025 (6 months)

( € million)	Biopharma			Other			Total

	June 30, 2025	Change vs. June 30, 2024 on a reported basis (IFRS)	Change vs. June 30, 2024 at constant exchange rates (non-IFRS)	June 30, 2025	Change vs. June 30, 2024 on a reported basis (IFRS)	Change vs. June 30, 2024 at constant exchange rates (non-IFRS)	June 30, 2025	Change vs. June 30, 2024 on a reported basis (IFRS)	Change vs. June 30, 2024 at constant exchange rates (non-IFRS)

Net sales	19,889	+8.3%	+9.9%		—%		19,889	+8.3%	+9.9%

Other revenues	1,246	-7.8%	-6.4%	206	+16.4%	+15.3%	1,452	-5.0%	-3.9%

Cost of sales	(5,753)	-1.6%	-0.1%	(128)	+16.4%	+14.5%	(5,881)	-1.3%	+0.2%

Research and development expenses	(3,716)	+11.5%	+12.3%	(1)	—%	—%	(3,717)	+11.5%	+12.3%

Selling and general expenses	(4,447)	+4.7%	+5.9%	(59)	+5.4%	+5.4%	(4,506)	+4.7%	+5.9%

Other operating income and expenses	(1,941)			(2)			(1,943)

Share of profit/(loss) from investments accounted for using the equity method	77			—			77

Net income attributable to non-controlling interests	(8)			—			(8)

Business operating income	5,347	+8.8%	+11.0%	16	-27.3%	-27.3%	5,363	+8.6%	+10.8%

As % of net sales	26.9%						27.0%

	June 30, 2024 (6 months) (a)

( € million)	Biopharma	Other	Total

Net sales	18,360		18,360

Other revenues	1,352	177	1,529

Cost of sales	(5,849)	(110)	(5,959)

Research and development expenses	(3,334)	(1)	(3,335)

Selling and general expenses	(4,247)	(56)	(4,303)

Other operating income and expenses	(1,426)	12	(1,414)

Share of profit/(loss) from investments accounted for using the equity method	66	—	66

Net income attributable to non-controlling interests	(6)	—	(6)

Business operating income	4,916	22	4,938

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and
Income before tax and investments accounted for using the equity method
:

( € million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)

Business operating income	5,363	4,938

Share of profit/(loss) from investments accounted for using the equity method (b)	(77)	(66)

Net income attributable to non-controlling interests (c)	8	6

Amortization and impairment of intangible assets (d)	(987)	(527)

Fair value remeasurement of contingent consideration	(61)	(66)

Expense arising from the impact of acquisitions on inventories (e)	—	(7)

Restructuring costs and similar items (f)	(430)	(1,060)

Other gains and losses, and litigation (g)	(57)	(450)

Operating income	3,759	2,768

Financial expenses	(361)	(583)

Financial income	184	277

Income before tax and investments accounted for using the equity method	3,582	2,462

(a)	Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)	Joint ventures and associates with which Sanofi has entered into a strategic alliance.
(c)	Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(d)
The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of €210 million in the first half of 2025 linked to research and development projects. As of June 30, 2024, this line includes a net reversal of impairment losses amounting to €371 million, mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights.

(e)	This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.
(f)	See Note B.16.
(g)	See Note B.17.

32  SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.21.2. Other segment information
Figures for the 2024 comparative period have been
re-presented
on a consistent basis to reflect the classification of Opella as a discontinued operation.
The tables below show the split by operating segment of (i) the carrying amount of investments in joint ventures and associates accounted for using the equity method with which Sanofi has entered into a collaboration agreement; (ii) acquisitions of property, plant and equipment; and (iii) acquisitions of intangible assets.
Investments accounted for using the equity method mainly comprise MSP Vaccine Company and Infraserv GmbH & Co. Höchst KG (see Note B.5.).
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	Biopharma

( € million)	June 30, 2025	June 30, 2024

Investments accounted for using the equity method (a)	483	229

Acquisitions of property, plant and equipment	845	882

Acquisitions of other intangible assets	575	922

(a)	Carrying amount at the end of the reporting period.
B.21.3. Information by geographical region
The geographical information on net sales provided below is based on the geographical location of the customer.

	Net sales

( € million)	June 30, 2025	June 30, 2024 (a)

Europe	4,144	4,072

of which France	835	855

United States	9,535	8,292

Rest of the World	6,210	5,996

of which China	1,388	1,406

Total	19,889	18,360

(a)	Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
In accordance with IFRS 8, the
non-current
assets reported below exclude financial instruments, deferred tax assets, pre-funded
pension obligations, and
right-of-use
assets as determined under IFRS 16.

( € million)	June 30, 2025			December 31, 2024
	Property, plant and equipment	Goodwill	Other intangible assets	Property, plant and equipment	Goodwill	Other intangible assets

Europe	5,438	—	3,167	5,550	—	3,307

of which France	2,953	—	—	3,112	—	—

United States	2,080	—	16,725	2,411	—	18,711

Rest of the World	2,056	—	539	2,130	—	611

of which China	83	—	—	96	—	—

Total	9,574	40,283	20,431	10,091	43,384	22,629
As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2024, goodwill is not allocated by geographical region.
B.21.4. Disclosures about major customers
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 35% of net sales in the first half of 2025. Sanofi’s three largest customers respectively accounted for approximately 18%, 12% and 5% of consolidated net sales in the first half of 2025 (versus approximately 13%, 9% and 7% in the first half of 2024).

SANOFI
HALF-YEAR FINANCIAL REPORT
2025

Exhibit 99.1
1. Condensed half-year consolidated financial statements

B.22. Information related to Opella, presented within assets held for sale and discontinued operations
On April 30 2025, the Opella transaction was closed (see Note B.1.) triggering loss of control, and resulting in the derecognition of all assets and liabilities of Opella subsidiaries. As of December 31, 2024, all Opella assets and associated liabilities were classified as held for sale, in accordance with IFRS 5.

( € million)	December 31, 2024

Assets

Property, plant and equipment owned	760

Right-of-use assets	116

Goodwill	7,255

Other intangible assets	2,928

Inventories	600

Accounts receivable	989

Other assets	841

Total assets held for sale	13,489

Liabilities

Lease liabilities	112

Non-current provisions and other non-current liabilities	204

Accounts payable	797

Current provisions and other current liabilities	570

Other liabilities	448

Total liabilities related to assets held for sale	2,131
In accordance with IFRS 5, the Opella held for sale asset group, and the related liabilities, were measured at the lower of carrying amount and fair value less costs to sell. This valuation did not result in the recognition of any impairment.
The table below shows the main items presented within
Net income from discontinued operations
:

(€ million)	June 30, 2025	June 30, 2024

Net sales and other revenues (a)	1,736	2,645

Operating income (a)	266	277

Gain on disposal of Opella before tax	2,781	—

Income before tax and investments accounted for using the equity method, including gain on disposal of Opella before tax	3,039	278

Income tax expense (b)	(158)	(85)

Net income from discontinued operations (Opella)	2,881	202

(a)	For the first half of 2025, these lines include the net sales and operating income of Opella until the date of loss of control date (see Note B.1.).
(b)	In 2025, this line includes an expense of €88 million related to the tax impact on the gain arising on the loss of control of Opella.
The table below presents basic and diluted earnings per share from discontinued operations (Opella), in accordance with IAS 33 (Earnings per Share):

(€ million)	June 30, 2025	June 30, 2024

Net income from discontinued operations (Opella)	2,881	202

Average number of shares outstanding (million)	1,225.5	1,249.4

Average number of shares after dilution (million)	1,230.7	1,253.8

Basic earnings per share (in euros)	2.34	0.16

Diluted earnings per share (in euros)	2.33	0.16
C/ Events subsequent to June 30, 2025
On July 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vicebio Ltd (“Vicebio”), a privately held biotechnology company headquartered in London, UK. The acquisition brings to Sanofi an early-stage combination vaccine candidate for respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), both respiratory viruses, and expands Sanofi’s capabilities in vaccine design and development with Vicebio’s ‘Molecular Clamp’ technology. Under the terms of the agreement, Sanofi would acquire all of Vicebio’s share capital for a total upfront payment of $1.15 billion, with potential milestone payments of up to $450 million based on development and regulatory achievements. The transaction is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including receipt of regulatory approvals.

34  SANOFI
HALF-YEAR FINANCIAL REPORT
2025